650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

October 25, 2016

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attention:	Terence O’Brien, Accounting Branch Chief Nudrat Salik, Staff Accountant Jeanne Baker, Assistant Chief Accountant

Re:	Vivint Solar, Inc. Form 10-K for the Year Ended December 31, 2015 Filed March 15, 2016 Form 10-Q for the Period Ended June 30, 2016 Filed August 8, 2016 Response Dated October 3, 2016 File No. 1-36642

Ladies and Gentlemen:

On behalf of Vivint Solar, Inc. (the “Company”), we submit this letter in response to your letter of October 21, 2016 (the “Staff Letter”) which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis, page 41

1.

We note your response to comment 1 of our letter dated September 22, 2016. We note that the Nevada regulatory developments did not materially impact nor are expected to materially impact your revenues, income, financial position or cancellation rates. To the extent other regulatory developments, trends, and uncertainties are expected to have a material impact, please discuss the actual and expected impact of these events

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

Division of Corporation Finance

October 25, 2016

on your revenues, income, and liquidity. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff’s comment and will include the appropriate disclosure in future filings regarding any regulatory developments, trends, or uncertainties that are expected to have a material impact on the Company’s revenues, income and liquidity.

Note 2. Revenue Recognition — Lease Pass-Through Arrangements, page 81 and Note 11. Investment Funds —Lease Pass-Through Obligations, page 94

2.	We note your response to comment 7 of our letter dated September 22, 2016. We note that approximately 85% of the lease-pass through fund investor payments was allocated to deferred ITC revenue. You indicate that the Company allocates a portion of the aggregated payment received from the fund investor to the estimated fair value of the ITCs and the balance to the future customer lease payments. We also note that the fund investor also makes subsequent smaller periodic payment to lease solar assets from your subsidiary. Please tell us and expand your disclosures to clarify how you determine the fair value of the ITCs.

The Company notes that the estimated fair value of the ITCs was determined by multiplying the ITC rate of 30% by the fair value of the systems that are sold to the lease pass-through fund. The fair value of the systems are determined by independent appraisals. In response to the Staff’s comments, the Company will clarify in future filings its disclosures to read as follows (additions underlined):

Under the arrangement, the fund investor makes a large upfront payment to the Company’s subsidiary and subsequent periodic payments. The Company allocates a portion of the aggregate payments received from the fund investor to the estimated fair value of the assigned ITCs, and the balance to the future customer lease payments that are also assigned to the investor. The fair value of the ITCs is estimated by multiplying the ITC rate of 30% by the fair value of the systems that are sold to the lease pass-through fund. The Company’s subsidiary has an obligation to ensure the solar energy system is in service and operational for a term of five years to avoid any recapture of the ITCs.

Securities and Exchange Commission

Division of Corporation Finance

October 25, 2016

Form 10-Q for the Period Ended June 30, 2016

Components of Results of Operations

Net Income Available to Common Stockholders, page 31

3.	We note your response to comment 10 of our letter dated September 22, 2016. Your current disclosures state that there is a tax equity fund operational in 2016 that does not use the HLBV method to allocate gains and losses which resulted in no HLBV gain or loss being allocated to the fund investor in the current period. Your current disclosures indicate that there is a fund investor to which gains or losses need to be allocated whereas your response indicates that there is no other fund investor for which gains and losses need to be allocated. Please revise your disclosures as necessary to better clarify.

In response to the Staff’s comments, the Company will clarify its disclosures on page 31 to read as follows (additions underlined):

We determine the net income available to common stockholders by deducting from net loss the net loss attributable to non-controlling interests and redeemable non-controlling interests. The net loss attributable to non-controlling interests and redeemable non-controlling interests represents the investment fund investors’ allocable share in the results of operations of the investment funds that we consolidate. Generally, gains and losses that are allocated to the fund investors under the hypothetical liquidation at book value, or HLBV, method relate to hypothetical liquidation gains and losses resulting from differences between the net assets of the investment fund and the partners’ respective tax capital accounts in the investment fund. As of June 30, 2016, we had one operational investment fund that did not utilize the HLBV method to allocate gains and losses, as we own 100% of the equity of that fund and there is no non-controlling interest attributable to a fund investor.

Securities and Exchange Commission

Division of Corporation Finance

October 25, 2016

Please direct any questions regarding the Company’s responses to me at (206) 883-2500 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Cc:	David Bywater, Interim Chief Executive Officer

Dana C. Russell, Chief Financial Officer

Dan Black, General Counsel

Vivint Solar, Inc.

Robert Day

Wilson Sonsini Goodrich & Rosati, P.C.

David Hickcox

Mark Peterson

Ernst & Young, LLP